UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

COMSCORE, INC.

(Name of Subject Company (Issuer))

CAVENDISH SQUARE HOLDING B.V.

WPP PLC

(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

20564W105

(CUSIP Number of Class of Securities)

Cavendish Square Holding B.V.

c/o Andrea Harris

WPP plc

27 Farm Street

London W1J 5RJ

England

+44 (0) 20 7408 2204

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Curt Myers, Esq.

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

(212) 468-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$254,648,163.80	$29,590.12

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The amount of the filing fee is calculated by multiplying the transaction value by ..0001162. The transaction value assumes the purchase of up to 5,520,229 shares of common stock, par value $0.001 per share, of comScore, Inc. (the “Shares”) at a purchase price of $46.13 per share.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$29,590.12	Filing Party:	Cavendish Square Holding B.V. and WPP plc
Form or Registration No.:	SCH TO-T	Date Filed:	February 20, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on February 20, 2015, by Cavendish Square Holding B.V., a private limited liability company incorporated under the laws of the Netherlands (“Purchaser”) and an indirect, wholly-owned subsidiary of WPP plc, a public limited company incorporated under the laws of Jersey (“WPP”), and WPP, as amended by Amendment No. 1 filed on March 5, 2015. The Schedule TO relates to the offer by Purchaser to purchase up to 5,520,229 shares of common stock, par value $0.001 per share (the “Shares”), of comScore, Inc., a Delaware corporation, at a price of $46.13 per Share net to the seller in cash without interest and less applicable withholding taxes. The terms and conditions of the offer are described in the Offer to Purchase, dated February 20, 2015 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Offer to Purchase.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Items 1 through 9

Items 1 through 9 of the Schedule TO are hereby amended by adding the following text thereto:

“At 12:00 midnight, New York City time, at the end of March 20, 2015, the Offer expired pursuant to its terms. The Offer was not extended. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, advised WPP that as of the expiration of the Offer, an aggregate of 33,295 Shares were validly tendered in the Offer. Purchaser has accepted for payment all of these Shares.”

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 23, 2015, that the information set forth in this statement is true, complete and correct.

CAVENDISH SQUARE HOLDING B.V.

By:	/s/ A. van Heulen-Mulder
Name:	A. van Heulen-Mulder
Title:	Managing Director

WPP PLC

By:	/s/ Paul W.G. Richardson
Name:	Paul W.G. Richardson
Title:	Finance Director

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Purchase, dated February 20, 2015.*

(a)(2)	Letter of Transmittal.*

(a)(3)	Notice of Guaranteed Delivery.*

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)	Summary Advertisement, dated February 20, 2015, as published in The New York Times.*

(a)(8)	Press Release of WPP plc, dated February 12, 2015, announcing the transaction (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by WPP plc on February 12, 2015).

(a)(9)	Joint Press Release of comScore, Inc. and WPP plc, dated February 12, 2015, announcing the transaction (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by WPP plc on February 12, 2015).

(b)	U.S $2,500,000,000 Revolving Credit Facility Agreement, dated 30 November 2011 (as amended and restated pursuant to an amendment and restatement agreement, dated 14 December 2012, an amendment and restatement agreement, dated 25 April 2013 and an amendment and restatement agreement, dated 14 July 2014), by and among WPP CP LLC and WPP Finance Co. Limited, as Borrowers, and the Guarantors, Facility Agent, Swingline Agent, Bookrunners and Lenders thereto.*

(d)(1)	Stock Purchase Agreement, dated as of February 11, 2015, by and between Cavendish Square Holding B.V., WPP Group USA, Inc., CS Worldnet Holding B.V. and comScore, Inc.*

(d)(2)	Form of Business Sale and Purchase Agreement.*

(d)(3)	Stockholders Rights Agreement, dated as of February 11, 2015, by and among comScore, Inc., WPP Group USA, Inc. and Cavendish Square Holding B.V.*

(d)(4)	Voting Agreement, dated as of February 11, 2015, by and among comScore, Inc., WPP Group USA, Inc. and Cavendish Square Holding B.V.*

(d)(5)	Strategic Alliance Agreement, dated as of February 11, 2015, by and between comScore, Inc. and WPP Group USA, Inc.*

(d)(6)	Confidentiality Agreement, dated as of May 6, 2014, by and between WPP plc and comScore, Inc.*

(g)	None.

(h)	None.

*	Previously filed.